ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Twin Vee PowerCats Co.

Registration Statement on Form S-1 (File No. 333-292661)

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”), solely acting as placement agent on a best efforts basis in an offering pursuant to the above-referenced Registration Statement, hereby concurs in the request by Twin Vee PowerCats Co. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on Friday, January 30, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”).

ThinkEquity affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the above-referenced Registration Statement.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking